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GOODMANS

250 Yonge Street
Suite 2400
Toronto, Ontario
Canada M5B 2M6
Tel: 416.979.2211
Fax: 416.979.1234
www.goodmans.ca

Direct Line: 416.597.5926
ccook@goodmans.ca

July 24, 2003

Our File No.: 03-2250

SEC Exemption File No.: 82-3812


03029070

By Courier

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549
Mail Stop 3-2

Dear Madame or Sir:

Re: Pacrim International Capital Inc. – Update to Information Furnished Pursuant to Rule 12g3-2(b)(1)(ii) under the Securities Exchange Act of 1934
Pacrim International Capital Inc. – Information Furnished to Rule 12g3-2(b)(iii)

Pursuant to my telephone conversation with Nina Mojiri-Azad on July 21, 2003, and further to our application letter to the SEC dated May 2, 2003, on behalf of our client, Pacrim International Capital Inc. (the "Company"), we are hereby furnishing certain additional information with respect to the Company in order to provide the SEC with a more complete description of the information that the Company made or was required to make public, distribute to security holders or file with a stock exchange since the beginning of the Company's last fiscal year, as required by subparagraph (b)(1)(ii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the "Act"). In addition, we are hereby furnishing additional information in order to furnish to the SEC, on an ongoing basis, the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Act.

1) **Update to Information Provided Under Rule 12g3-2(b)(1)(ii)**

As was discussed in my telephone conversation with Nina Mojiri-Azad, Schedule "B" to our application letter dated May 2, 2003 contained a list identifying the information that the Company made or was required to make public, distribute to security holders or file with a stock exchange since the beginning of the Company's last fiscal year. However, Schedule "B" to our application letter did not list all of the information that the Company would be required to make public, distribute to security holders or file with a stock exchange in a typical year. Accordingly, please find attached as Schedule "A" hereto a more complete list identifying the information that the Company made or ought to have made public, distributed to security holders or filed with a stock exchange since the beginning of the Company's last fiscal year. We have also listed in Schedule "A" the date on which a particular item is required to be made public, distributed or filed and the entity requiring that such item be made public, distributed or filed.

dlw 8/6

GOODMANS

2) Ongoing Disclosure Requirements of Rule 12g3-2(b)(1)(iii)

In order to furnish to the SEC, on an ongoing basis, the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 under the Act, please find attached as Schedule "B" hereto a list of all material information that the Company has, since the date of our original application letter to the SEC:

1) made or is required to make public pursuant to the law of the country of its domicile or in which it is incorporated or organized;

2) filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; and

3) distributed or is required to distribute to its security holders.

Please find attached as Schedule "C" hereto a copy of each document listed in Schedule "B".

If you have any questions or if you require further information, please contact the undersigned.

Yours very truly,

GOODMANS LLP

Per:



Caroline Cook
CC/

cc: Tracy Sherren - Pacrim Developments Inc. (w/encl.)
Ken Wiener - Goodmans LLP (w/out encl.)
Michael Partridge - Goodmans LLP (w/out encl.)

G23\\2550728.1

SCHEDULE "A"

Description of Documents and Information Required by Rule 12g3-2(b)(1)(ii)[1]

DESCRIPTION OF DOCUMENT	WHEN	TO WHOM
Quarterly Financial Statements, Interim Management Discussion and Analysis ("MD&A") and Confirmation of Mailing (Items 6, 7, 8)	Within 60 days of the end of the 1st, 2nd and 3rd quarters of the fiscal year.	Filed with the Securities Commissions[2] and the Toronto Stock Exchange (the "TSX"); sent to all registered holders of its securities and, through intermediaries, to beneficial holders.
Annual Financial Statements, Annual MD&A and Confirmation of Mailing	Within 140 days of financial year-end.	Filed with the Securities Commissions and the TSX; sent to all registered holders of its securities and, through intermediaries, to beneficial holders.
Annual Report and Confirmation of Mailing	Within 140 days of financial year-end.	Filed with the Securities Commissions and the TSX; sent to all registered holders of its securities and, through intermediaries, to beneficial holders.
Notice of Shareholder Meeting, Management's Proxy Solicitation Information Circular and Confirmation of Mailing	At least 21 days before the meeting date.	Filed with the Securities Commissions and the TSX; must be sent to all registered holders of its securities and, through intermediaries, to beneficial holders.
Notice of record date and meeting date	At least 25 days before the record date for the meeting. (Record date must be set 30 to 60 days before the meeting).	Filed with the Securities Commissions and the TSX and the Canadian Depository for Securities.

---

[1] *Item numbers refer to the documents listed in Schedule "B". Documents without item numbers specified have not been filed,* made public or distributed by the Company since May 2, 2003.

[2] "Securities Commissions" means the Ontario Securities Commission and the British Columbia Securities Commission.

Notice of Change of Auditor	Within 10 days of the date of resignation or termination.	Notice to the Securities Commissions
Letter from Former Auditor	Within 30 calendar days of the Notice of Change of Auditor	Notice to the Securities Commissions
Letter from Successor Auditor	Within 30 calendar days of the Notice of Change of Auditor.	Notice to the Securities Commissions
Material Change Report and Press Release	Must issue a press release disclosing material change immediately unless application for confidential filing approved by securities regulators. Material Change Report must be filed within 10 days of material change.	Press Release and Material Change Report must be filed with the Securities Commissions.
News Release of Material Information	Prompt disclosure of all material information concerning the business and affairs of the Company. Before an announcement involving material information is released, the TSX must be advised of the content and supplied with a copy of the announcement.	Disclosed promptly to the TSX and distribution for publication in the media.
ON Form 13-502F1 (Item 5)	Must be filed no later than the date on which the annual financial statements are required to be filed.	Filed with the Ontario Securities Commission.
Written Resolution of the Shareholders re: Election of Directors and Certificate re: Dissemination of Documents to Shareholders (Items 1, 3)	Under the corporate law of the British Virgin Islands, directors may be elected by written resolution of the shareholders. The timing of the distribution of such resolution to the shareholders is not specified under the laws of the British Virgin Islands. The Company distributed the resolution to its shareholders 21 days prior to the resolution return date, adapting Canadian requirements as if this was a meeting of shareholders.	Sent to all registered holders of its securities and, through intermediaries, to beneficial holders. Certificate re: Dissemination of Documents to Shareholders filed with the Securities Commissions and the TSX simultaneously with the distribution of documents to security holders.

SCHEDULE "B"

Documents and Information Furnished under Rule 12g3-2(b)(1)(iii)

Item	Name of Document	Date Document Submitted or Distributed
1.	Certificate re: dissemination of documents to shareholders	July 21, 2003
2.	Cover Letter re: nomination of directors (Voluntary submission)	July 21, 2003
3.	Written Resolution of Shareholders re: election of directors	July 21, 2003
4.	Minutes of the Board of Directors re: nomination of directors (Voluntary submission)	July 21, 2003
5.	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers	June 12, 2003
6.	Confirmation of Mailing re: Interim Financial Statements	May 29, 2003
7.	Interim Third Quarter Financial Statements	May 29, 2003
8.	Interim Management Discussion and Analysis ("MD&A")	May 29, 2003
9.	Press Release re: the company's results for the third fiscal quarter (Voluntary submission)	May 29, 2003

SCHEDULE "C"

G23\\2550728.1

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July 21, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Pacrim International Capital Inc.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 21st day of July, 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Letter to Shareholders
B) Biographies
C) Consent Resolution

Yours truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal"
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

[On the Letterhead of Pacrim International Capital Inc.]

July 16, 2003

Dear Shareholder:

Re: Board of Directors

As you are aware, at our Annual Meeting of Shareholders held on December 17, 2002, Guy Lam and Malcolm Bell of Hong Kong and Edward Good of Halifax, Nova Scotia were elected directors of Pacrim International Capital Inc. ("Pacrim"). In keeping with international developments with respect to corporate governance, we are now pleased to propose that two outstanding individuals be added to the Board of Directors of Pacrim as independent directors. As further described in the attached biographies, Mark Newman is a Managing Director (London) and Co-head Real Estate Private Equity, Europe for Lehman Brothers. Jennifer Shipley is the former Prime Minister of New Zealand.

In accordance with the laws of the British Virgin Islands where Pacrim is incorporated, we do not have to wait until the next Annual Meeting to add Mr. Newman and Ms. Shipley to the board of directors but can do so at this time. In addition, under the laws of the British Virgin Islands we do not need to incur the expense of calling a meeting of shareholders for this purpose but can proceed by way of a written resolution of shareholders. The resolution must be approved by a simple majority of the 63,357,974 common shares of Pacrim that are presently outstanding. Your present Board of Directors believes that it is in the best interests of Pacrim to proceed with a written resolution so that your Board of Directors can be expanded at this time.

Neither of the nominees has been indebted to Pacrim since the beginning of the most recently completed financial year and neither of the nominees has had a material interest in any material transaction of the Pacrim during such period. The nominees do not own or control any common shares of Pacrim at this time.

We would ask you to read the attached resolution and, if you are supportive, to date and sign the resolution and return it in the enclosed envelope to CIBC Mellon Trust Company, P.O. Box 1900, Vancouver, B.C., Canada, V6C 3K9 on or before August 11, 2003. The resolution is being mailed to shareholders of record as of the close of business on July 9, 2003.

Thank you for your consideration of this matter. We believe that the addition of Mr. Newman and Ms. Shipley to the board will be a very positive development for Pacrim.

Yours truly,

Guy Lam
Chief Executive Officer and Director

BIOGRAPHIES

Mark Newman
Managing Director (London)
Co-Head Real Estate Private Equity, Europe
Lehman Brothers Real Estate Partners

Mark Newman is a Managing Director of Lehman Brothers and Co-head of Lehman Brothers Real Estate Fund L.P in Europe. Over the past ten years, Mr. Newman has participated as a principal in over $7.5 billion in real estate transactions. His experience encompasses real estate acquisition and asset management, distressed loan acquisitions, special servicing, senior and mezzanine lending and syndications as well as the equity and debt capital markets for real estate in both North America and Europe.

From 1998 – 2000, Mr. Newman was a Managing Director and a principal with the Fortress Investment Group, where he managed its European business. Previously, Mr. Newman was the President (Lending) with Gentra Inc., a Canadian real estate finance company (formerly known as Royal Trustco), where he worked from 1993 to 1998 in various positions, including Executive Vice President (Head – Loan Workouts) and Executive Vice President (Head – Merchant Banking).

Mr. Newman holds a B.A. from Dartmouth College and an LL.B. from Dalhousie University.

Jennifer Shipley
National Party Prime Minister of New Zealand
December 8, 1997 – December 5, 1999

Jennifer Mary Shipley was born in Gore, New Zealand in 1952. She was educated in Wellington and Blenheim and went on to graduate from Christchurch Teachers College in 1971. She taught for several years at primary school level, before marrying Central Canterbury farmer Burton Shipley and settling on his family farm near Ashburton.

It was at this stage that Shipley developed an interest in politics, initially at community and local government level before standing as the National Party candidate for the Ashburton electorate (now Rakaia) in 1987. Jenny Shipley won this seat and has retained it since then.

Jenny Shipley gained the position of Opposition Spokesperson on Social Welfare prior to the 1990 General Election, a portfolio she was to become Minister of in the 43rd Parliament, along with Women's Affairs. She was later appointed Minister of Health in 1994, Minister of State Services, Transport, State Owned Enterprises, ACC and Radio New Zealand after the 1996 election.

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On 8 December 1997 Jenny Shipley took over as Prime Minister of New Zealand and Leader of the National Party from Jim Bolger. In doing so, she gained leadership of the Coalition Government, which was becoming increasingly unstable.

When the Coalition broke down on 18 August 1998, Jenny Shipley held on to her position as Prime Minister and National retained the government benches with support from ACT and former NZ First MPs.

In September 1999 Jenny Shipley was host to the Asia-Pacific Economic Cooperation (APEC) annual forum in Auckland, which attracted some of the world's top leaders to discuss shared trade and economic issues.

The policy developments advanced by the National Government failed to capture the voter's support, and on 27 November 1999 the Shipley led government were voted into opposition. Jenny Shipley retained the seat of Rakaia, and was the Leader of the Opposition until late 2001.

Jenny Shipley is married to Burton Shipley. They have two children, Anna and Ben and her interests include gardening, music, walking, and water sports.

PACRIM INTERNATIONAL CAPITAL INC.
(the "Company")

An International Business Company

Written Resolution of a Majority of the Members holding Common Shares in the Company, adopted pursuant to Regulation 47 of the Articles of Association of the Company

---

WHEREAS, the Company is comprised of two (2) classes of shares, those being Common Shares, the holders of which are entitled to attend and vote at all meetings of the members of the Company and Convertible Preferred Shares, the holders of which are only entitled to vote upon matters which affect the rights of their class.

AND WHEREAS, the holders of the Common Shares wish to appoint additional directors to the Board of the Company and require only a simple majority of the votes of their class to give effect thereto.

The undersigned, being a majority of all the members holding Common Shares in the capital of the Company, **DO HEREBY ADOPT** the following:

IT IS HEREBY RESOLVED that the undernamed persons be and hereby are appointed additional directors of the Company to hold office until the close of the next annual meeting of the Company:

Mark Newman
Jennifer Shipley

Dated this day of , 2003.

____
Signature

____
Print Name

NOTE: Please sign exactly as your name appears on the Resolution. If the shareholder is a corporation, this Resolution should be executed by a duly authorized officer.

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MINUTES OF THE BOARD OF DIRECTORS

NEW DIRECTORS

The Board discussed the advantages of appointing additional directors who would be independent of management of the Corporation. Mr. Lam explained to the Board that Mark Newman and Jennifer Shipley had agreed to serve as directors of the Corporation. Mr. Lam reviewed the biographies of Mr. Newman and Ms. Shipley which had been previously circulated to the Board.

The Board considered the memorandum received on June 6, 2003 from Harney Westwood & Riegels, the Corporation's counsel in the British Virgin Islands, indicating that a written resolution from a simple majority of the holders of the common shares of the Corporation could be used to elect the new directors and that a meeting of the shareholders would not be necessary for that purpose. The Board discussed the capabilities of the proposed nominees and the advantages from a corporate governance perspective of adding two independent directors to the Board.

After discussion, upon motion duly made, seconded and unanimously carried, **IT WAS RESOLVED** that:

1. The holders of the common shares of the Corporation as of the close of business on July 9, 2003 be asked to approve a resolution (the "Resolution") in the form attached hereto appointing Mark Newman and Jennifer Shipley to the Board of Directors of the Corporation until the close of the next annual meeting, such Resolution to be returned on or before July 31, 2003.

2. CIBC Mellon Trust Company is authorized and directed to send the Resolution to all of the holders of the common shares of the Corporation and to file or have filed the Resolution with all the relevant securities regulatory authorities in accordance with applicable law.

3. Any director or officer of the Corporation is authorized and directed to do and perform all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise), deliver and file all such documents as he determines to be necessary, convenient or proper to carry out the purpose and intent of the foregoing resolutions, such determination to be conclusively evidenced by the doing of such acts or things and the delivery, filing or execution of such documents.

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FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Pacrim International Capital Inc.**

Participation Fee for the Financial Year Ending: **June 30, 2002**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		63,357,974	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	.21	
Market value of class or series	=	13,305,174	
			13,305,174(A
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			70,350 (B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			13,375,525
Total fee payable in accordance with Appendix A of the Rule			1,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			**$250**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	
Minority or non-controlling interest	

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

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Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

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Pacrim Developments Inc.

03 JUL 23 AM 7:21

May 29, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 29th day of May, 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the three and nine months ended March 31, 2003.

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS



PACRIM INTERNATIONAL CAPITAL INC.

THIRD QUARTER RESULTS

TO

MARCH 31, 2003

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheet
As at March 31, 2003 and June 30, 2002
(Unaudited – Prepared by Management)

	March 31 2003 $	June 30 2002 $
Assets		
Income Properties		
Rental properties	37,721,641	39,076,080
Hotels and other	22,027,996	76,766,311
Condominium properties under development	9,457,875	6,376,185
Other properties under development	2,664,502	3,052,090
	71,872,014	125,270,666
Other		
Cash and cash equivalents	3,114,792	3,001,387
Deposits	1,795,334	919,023
Amounts receivable	8,460,604	9,667,953
Prepaid expenses and deferred charges	3,267,231	3,557,533
Other assets	7,967,590	5,151,189
	96,477,565	147,567,751
Liabilities		
Mortgages payable	63,377,281	122,930,165
Other liabilities		
Future income tax liability	2,776,918	1,627,728
Accounts payable and accrued liabilities	6,498,080	5,795,824
Other debt	744,399	665,965
	73,396,678	131,019,682
Shareholders' Equity		
Capital stock	8,155,448	8,155,448
Adjustment arising on reorganization	(5,068,005)	(5,068,005)
Contributed surplus	1,093,271	1,093,271
Retained earnings	18,900,173	12,367,355
	23,080,887	16,548,069
	96,477,565	147,567,751

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Income
For the three and nine months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2003 $	2002 $	2003 $	2002 $
Revenue	7,187,132	20,313,369	26,558,754	46,383,686
Expenses				
Amortization	819,877	1,136,427	2,828,787	3,286,694
Direct costs	5,517,863	16,255,946	18,552,569	32,530,623
Mortgage interest	1,399,574	2,184,066	3,800,214	6,491,469
	7,737,314	19,576,439	25,181,570	42,308,786
Income (loss) from properties	(550,182)	736,930	1,377,184	4,074,900
General and administrative expenses	1,260,450	961,286	3,643,390	2,901,335
Income (loss) before the following	(1,810,632)	(224,356)	(2,266,206)	1,173,565
Gain on sale of hotel	(2,410)	-	9,448,214	-
Gain on debt	-	-	500,000	-
Income (loss) before income taxes	(1,813,042)	(224,356)	7,682,008	1,173,565
Provision for income taxes	(1,086,709)	167,663	1,149,190	555,867
Net income (loss) for the period	(726,333)	(392,019)	6,532,818	617,698
Basic and fully diluted earnings per share	(0.01)	(0.01)	0.10	0.01

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Retained Earnings
For the nine months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Nine months ended March 31	
	2003	**2002**
	$	**$**
Retained earnings, beginning of period	12,367,355	13,681,812
Net income	6,532,818	617,698
	18,900,173	14,299,510
Dividends paid on preferred shares	-	70,350
Retained earnings, end of period	18,900,173	14,229,160

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PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Cash Flows
For the three and nine months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2003 $	2002 $	2003 $	2002 $
Cash provided by (used in)				
Operating activities				
Net income (loss)	(726,333)	(392,019)	6,532,818	617,698
Charges (credits) to income not involving cash				
Amortization	819,877	1,136,430	2,828,787	3,286,694
Equity in the results of an affiliated company	(9,812)	(6,382)	3,541	(22,708)
Future income taxes	(1,116,177)	94,966	1,149,190	249,414
Gain on sale of rental property	-	-	-	(44,480)
Gain on sale of land	-	-	-	(208,510)
Gain on sale of hotel	2,410	-	(9,448,214)	-
Gain on debt	-	-	(500,000)	-
Funds from (used in) operations	(1,030,035)	832,995	566,122	3,878,108
Lease inducements	(76,337)	(35,000)	(179,578)	(689,135)
Net change in non cash operating assets and liabilities	797,230	1,459,374	(2,956,635)	(1,354,138)
Cash flow from (used in) operating activities	(309,142)	2,257,369	(2,570,091)	1,834,835
Financing activities				
Dividends paid on preferred shares	-	-	-	(70,350)
Mortgage financing	3,376,440	2,966,856	12,104,758	12,809,085
Mortgage principal repayment	(2,009,868)	(5,718,523)	(71,157,642)	(19,760,884)
Increase (decrease) in other debt	2,909	(49,015)	78,434	(415,835)
Cash flow from (used in) financing activities	1,369,481	(2,800,682)	(58,974,450)	(7,437,984)
Investing activities				
Capital expenditures				
Rental properties	(37,867)	(56,826)	(172,119)	(257,442)
Hotels	(149,888)	(575,262)	(1,304,938)	(899,459)
Properties under development	(456,051)	(136,637)	(1,533,897)	(775,722)
Increase in loans receivable	265,250	(1,572,356)	(331,100)	(3,711,025)
Proceeds from sale of land	-	-	-	1,152,000
Proceeds from sale of income properties	-	-	-	4,775,000
Proceeds from sale of hotel	-	-	65,000,000	-
Cash flow from (used in) from investing activities	(378,556)	(2,341,081)	61,657,946	283,352
Net change in cash and cash equivalents during the period	681,783	(2,884,394)	113,405	(5,319,797)
Cash and cash equivalents, Beginning of period	2,433,009	691,543	3,001,387	3,126,946
Cash and cash equivalents, End of period	3,114,792	(2,192,851)	3,114,792	(2,192,851)
Supplemental cash flow information				
Interest income received	22,186	8,329	56,584	67,357
Interest paid	1,280,467	2,020,203	3,795,805	6,821,512
Taxes paid	94,059	80,000	259,059	270,000

PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Consolidated Financial Statements
For the nine months ended March 31, 2003 and 2002

1. Summary of accounting policies

The company's most recent issued Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares
Authorized:
1,200,000,000 common shares with a par value of $0.01 each.
Issued and outstanding: 63,357,974 common shares.

Convertible redeemable preferred shares (CRPS)
Authorized:
16,205,000 at a par value of $1.00 each.
Issued and outstanding: 7,035,000.

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Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 316 multi-family units in varying degrees of development, 20 hotels (17 third party) under management and 4 restaurants.

Financial Highlights

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003
Revenue	$ 7,187,132	$ 20,313,369	26,558,754
Net income (loss)	(726,333)	(392,019)	6,532,818
Funds from operations	(1,030,035)	832,995	566,122
Total assets	96,477,565	147,567,751	96,477,565
Mortgages	63,377,281	122,930,165	63,377,281

Per Common Share

Revenue	0.11	0.32	0.42
Net income (loss)	(0.01)	(0.01)	0.10
Funds from operations	(0.02)	0.01	0.01

Revenue for the three-month period to March 31, 2003 has decreased by approximately $13.1m. $5.8m of the decrease is due to the sale of the Sheraton Suites Calgary Eau Claire and its two food and beverage operations. A decrease of $7.3m in condo revenue represents the remainder. Excluding those two circumstances, revenue from the remaining hospitality portfolio has decreased by $0.4m. Real estate revenue has increased by $0.2m for the quarter. Other income has increased by $0.2m.

For the three-month period to March 31, 2003 income from properties before amortization and mortgage interest has decreased from $4.0m to $1.7m. Of that $2.3m decrease, $1.7m relates to Sheraton operations. Profit on condo sales has also decreased by $0.5m when compared to the same period last year. The scheduling of closing of condo units has a significant impact on the timing of revenue and profit recognition from these projects. The company had 5 units close during the three-month period ending March 31, 2003 compared to 64 units during the same period last year. Income from properties for both the hospitality and real estate portfolio have remained fairly stable when compared to the same period in fiscal 2002.

The above noted events have also resulted in a decrease from $0.8m to $(1.0m) in the company's funds from operations for the three months ending March 31, 2003 when compared to the same period last year.

Real Estate

Multi-unit Residential

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003
Revenue	733,697	8,004,231	5,419,423
Income before interest and amortization	98,360	569,119	768,937
Net income	98,360	569,119	768,937

Net income from condominium sales has decreased by $0.5m when compared to the same period last year. During the third quarter of fiscal 2002, our first project, The Prestwick was completed and 64 units were closed. During the past quarter 5 units from Golf Greens Phase I were closed. The revenue and profitability generated by this division will continue to fluctuate given the timing of unit closings.

Condominium sales continue to be strong in both the Halifax, NS and Fredericton, NB markets. Golf Greens Phase I has reached 70% sales with increasing market interest as we enter the prime home buying season. Pre-marketing of Phase II will commence in the first quarter of our next fiscal year and management anticipates continued success in this area.

The Royalton, our third condominium project, continues to progress as planned with a completion date of November, 2003. With over 45% of the units pre-sold management is confident the project will be sold out by the end of 2003.

Our 100-unit townhouse project located in Calgary also continues as planned with 85% of the units sold. Closings are scheduled starting in our fourth quarter and will continue into the next fiscal year.

Management continues to seek out new multi-unit residential developments that compliment our key strategies and meet our financial objectives. This division will continue to be an integral part of our growth strategy for fiscal 2004.

Commercial Portfolio

	3 months ended March 31, 2003	3 months ended March 31, 2002	9 months ended March 31, 2003
Revenue	$1,665,453	1,483,456	5,198,679
Income before interest and amortization	913,630	983,088	3,515,257
Net income	(468,703)	21,206	(564,834)

Revenues in the commercial property division increased by approximately 12% over the same quarter last year, however, income before depreciation and amortization dropped, as a result of higher than projected operating expenses – specifically, increased property tax assessments across the board for commercial properties and higher snow removal costs due to the unexpectedly severe Maritime winter.

Net income was reduced substantially due to a one-time interest adjustment on one of the commercial properties.

The overall occupancy at the end of the third quarter was 82.4%, in line with the 83% occupancy last quarter. 3,343 square feet of new tenancy opened during this quarter however, new deals and renewals were signed for an additional 30,000 square feet that will be reflected in our fourth quarter results. As well, the effect of the new Home Outfitters store at 201 Chain Lake Drive, in excess of 35,000 square feet, will not be apparent until it opens in the first quarter of our next fiscal year.

We expect increased leasing activity over the next six to nine months as a result of the completion and opening of Home Outfitters at 201 Chain Lake Drive. A re-merchandising of the center, which involves new tenancies and replacement of some existing tenancies, is now underway. In addition, our Lacewood Square location is projected to have only a 5% vacancy on the retail level by the end of our fourth quarter and 555 Edinburgh Drive in Moncton, New Brunswick is expected to show a large increase in occupancy as well.

Hospitality

Hotels - Owned properties

	3 months ended March 31, 2003	3 months ended March 31, 2002	9 months ended March 31, 2003
Revenue	2,530,511	7,398,922	9,261,733
Income before interest and amortization	645,437	2,299,446	3,049,083
Net income	73,461	283,662	1,191,859

The company's hotel portfolio continues to produce excellent operating results even though the industry has experienced several unfortunate economic events during the past 18 months. Excluding the results of the Sheraton Suites in Calgary, the company's remaining three hotels have been able to sustain stable operating results when compared to the same period last year. Net income of $73,461 has dropped slightly from the $76,912 generated during the three months ended March 31, 2002.

Overall occupancy for the remaining hotels for the quarter is 65.3% compared to 63.4% for the three months ended March 31, 2002. Revpar for the third quarter has increased from $68.01 in 2002 to $71.65.

Restaurants - Owned properties

	3 months ended March 31, 2003	3 months ended March 31, 2002	9 months ended March 31, 2003
Revenue	1,909,326	3,199,623	5,816,489
Income before interest and amortization	128,810	(10,807)	322,267
Net income	7,091	(214,553)	(46,618)

Our restaurant division has made great strides during the past three quarters to improve sales volumes and profitability. When comparing to last year, the division's sales have dropped by $1.3m mostly due to the sale of the two food and beverage outlets located in the Sheraton Suites. Net income has increased by $.2m, a direct result of concentrated effort by divisional management to control costs while ensuring service and quality standards remain at superior levels.

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Management services

Pacrim Hospitality Services Inc. continues to experience significant growth in its third party management services division. This company currently has 1888 rooms under management with another 160 rooms under development.

PHSI provides development, design, purchasing and pre-opening services to hotel and food and beverage ventures across the country. This fee for service business has proven to be a profitable one and will continue to be a focus for this company in the future.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2002 Management Discussion and Analysis.

Outlook

As management looks to the balance of the year we remained committed to stabilizing our commercial real estate portfolio, exploring new development opportunities in the multi-unit residential sector and growing our hospitality management services division.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 316 multi-family units in varying degrees of development, 20 hotels (17 third party) under management and 4 restaurants.

Financial Highlights

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003
Revenue	$ 7,187,132	$ 20,313,369	26,558,754
Net income (loss)	(726,333)	(392,019)	6,532,818
Funds from operations	(1,030,035)	832,995	566,122
Total assets	96,477,565	147,567,751	96,477,565
Mortgages	63,377,281	122,930,165	63,377,281

Per Common Share

Revenue	0.11	0.32	0.42
Net income (loss)	(0.01)	(0.01)	0.10
Funds from operations	(0.02)	0.01	0.01

Revenue for the three-month period to March 31, 2003 has decreased by approximately $13.1m. $5.8m of the decrease is due to the sale of the Sheraton Suites Calgary Eau Claire and its two food and beverage operations. A decrease of $7.3m in condo revenue represents the remainder. Excluding those two circumstances, revenue from the remaining hospitality portfolio has decreased by $0.4m. Real estate revenue has increased by $0.2m for the quarter. Other income has increased by $0.2m.

For the three-month period to March 31, 2003 income from properties before amortization and mortgage interest has decreased from $4.0m to $1.7m. Of that $2.3m decrease, $1.7m relates to Sheraton operations. Profit on condo

sales has also decreased by $0.5m when compared to the same period last year. The scheduling of closing of condo units has a significant impact on the timing of revenue and profit recognition from these projects. The company had 5 units close during the three-month period ending March 31, 2003 compared to 64 units during the same period last year. Income from properties for both the hospitality and real estate portfolio have remained fairly stable when compared to the same period in fiscal 2002.

The above noted events have also resulted in a decrease from $0.8m to $(1.0m) in the company's funds from operations for the three months ending March 31, 2003 when compared to the same period last year.

Real Estate

Multi-unit Residential

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003
Revenue	733,697	8,004,231	5,419,423
Income before interest and amortization	98,360	569,119	768,937
Net income	98,360	569,119	768,937

Net income from condominium sales has decreased by $0.5m when compared to the same period last year. During the third quarter of fiscal 2002, our first project, The Prestwick was completed and 64 units were closed. During the past quarter 5 units from Golf Greens Phase I were closed. The revenue and profitability generated by this division will continue to fluctuate given the timing of unit closings.

Condominium sales continue to be strong in both the Halifax, NS and Fredericton, NB markets. Golf Greens Phase I has reached 70% sales with increasing market interest as we enter the prime home buying season. Pre-marketing of Phase II will commence in the first quarter of our next fiscal year and management anticipates continued success in this area.

The Royalton, our third condominium project, continues to progress as planned with a completion date of November, 2003. With over 45% of the units pre-sold management is confident the project will be sold out by the end of 2003.

Our 100-unit townhouse project located in Calgary also continues as planned with 85% of the units sold. Closings are scheduled starting in our fourth quarter and will continue into the next fiscal year.

Management continues to seek out new multi-unit residential developments that compliment our key strategies and meet our financial objectives. This division will continue to be an integral part of our growth strategy for fiscal 2004.

Commercial Portfolio

	3 months ended March 31, 2003	3 months ended March 31, 2002	9 months ended March 31, 2003
Revenue	$1,665,453	1,483,456	5,198,679
Income before interest and amortization	913,630	983,088	3,515,257
Net income	(468,703)	21,206	(564,834)

Revenues in the commercial property division increased by approximately 12% over the same quarter last year, however, income before depreciation and amortization dropped, as a result of higher than projected operating expenses - specifically, increased property tax assessments across the board for commercial properties and higher snow removal costs due to the unexpectedly severe Maritime winter.

Net income was reduced substantially due to a one-time interest adjustment on one of the commercial properties.

The overall occupancy at the end of the third quarter was 82.4%, in line with the 83% occupancy last quarter. 3,343 square feet of new tenancy opened during this quarter however, new deals and renewals were signed for an additional 30,000 square feet that will be reflected in our fourth quarter results. As well, the effect of the new Home Outfitters store at 201 Chain Lake Drive, in excess of 35,000 square feet, will not be apparent until it opens in the first quarter of our next fiscal year.

We expect increased leasing activity over the next six to nine months as a result of the completion and opening of Home Outfitters at 201 Chain Lake Drive. A re-merchandising of the center, which involves new tenancies and replacement of some existing tenancies, is now underway. In addition, our Lacewood Square location is projected to have only a 5% vacancy on the retail level by the end of our fourth quarter and 555 Edinburgh Drive in Moncton, New Brunswick is expected to show a large increase in occupancy as well.

Hospitality

Hotels - Owned properties

	3 months ended March 31, 2003	3 months ended March 31, 2002	9 months ended March 31, 2003
Revenue	2,530,511	7,398,922	9,261,733
Income before interest and amortization	645,437	2,299,446	3,049,083
Net income	73,461	283,662	1,191,859

The company's hotel portfolio continues to produce excellent operating results even though the industry has experienced several unfortunate economic events during the past 18 months. Excluding the results of the Sheraton Suites in Calgary, the

company's remaining three hotels have been able to sustain stable operating results when compared to the same period last year. Net income of $73,461 has dropped slightly from the $76,912 generated during the three months ended March 31, 2002.

Overall occupancy for the remaining hotels for the quarter is 65.3% compared to 63.4% for the three months ended March 31, 2002. Revpar for the third quarter has increased from $68.01 in 2002 to $71.65.

Restaurants - Owned properties

	3 months ended March 31, 2003	3 months ended March 31, 2002	9 months ended March 31, 2003
Revenue	1,909,326	3,199,623	5,816,489
Income before interest and amortization	128,810	(10,807)	322,267
Net income	7,091	(214,553)	(46,618)

Our restaurant division has made great strides during the past three quarters to improve sales volumes and profitability. When comparing to last year, the division's sales have dropped by $1.3m mostly due to the sale of the two food and beverage outlets located in the Sheraton Suites. Net income has increased by $.2m, a direct result of concentrated effort by divisional management to control costs while ensuring service and quality standards remain at superior levels.

Management services

Pacrim Hospitality Services Inc. continues to experience significant growth in its third party management services division. This company currently has 1888 rooms under management with another 160 rooms under development.

PHSI provides development, design, purchasing and pre-opening services to hotel and food and beverage ventures across the country. This fee for service business has proven to be a profitable one and will continue to be a focus for this company in the future.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2002 Management Discussion and Analysis.

Outlook

As management looks to the balance of the year we remained committed to stabilizing our commercial real estate portfolio, exploring new development opportunities in the multi-unit residential sector and growing our hospitality management services division.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

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News release via Canada NewsWire, Halifax 902-422-1411

Attention Business/Financial Editors:
Pacrim International Announces Third Quarter Results

03 JUL 28 AM 7:21

To our Shareholders:

HALIFAX, May 29 /CNW/ - Pacrim International Capital Inc. (the company) is pleased to report the company's results for the third fiscal quarter ended March 31, 2003.

<<

Financial Highlights

	Three months ended March 31, 2003	Three months ended March 31, 2002	Nine months ended March 31, 2003
Revenue	$ 7,187,132	$ 20,313,369	26,558,754
Net income (loss)	(726,333)	(392,019)	6,532,818
Funds from operations	(1,030,035)	832,995	566,122
Total assets	96,477,565	147,567,751	96,477,565
Mortgages	63,377,281	122,930,165	63,377,281

Per Common Share

Revenue	0.11	0.32	0.42
Net income (loss)	(0.01)	(0.01)	0.10
Funds from operations	(0.02)	0.01	0.01

>>

Revenue for the three-month period to March 31, 2003 has decreased by approximately $13.1m. $5.8m of the decrease is due to the sale of the Sheraton Suites Calgary Eau Claire and its two food and beverage operations. A decrease of $7.3m in condo revenue represents the remainder. Excluding those two circumstances, revenue from the remaining hospitality portfolio has decreased by $0.4m. Real estate revenue has increased by $0.2m for the quarter. Other income has increased by $0.2m.

For the three-month period to March 31, 2003 income from properties before amortization and mortgage interest has decreased from $4.0m to $1.7m. Of that $2.3m decrease, $1.7m relates to Sheraton operations. Income from properties for both the hospitality and real estate portfolio have remained fairly stable when compared to the same period in fiscal 2002.

The above noted events have also resulted in a decrease from $0.8m to $(1.0m) in the company's funds from operations for the three months ending March 31, 2003 when compared to the same period last year.

Real Estate

Multi-unit Residential

Net income from condominium sales has decreased by $0.5m when compared to the same period last year. During the third quarter of fiscal 2002, our first project, The Prestwick was completed and 64 units were closed. During the past quarter 5 units from Golf Greens Phase I were closed.

The Royalton, our third condominium project, continues to progress as planned with a completion date of November, 2003. With over 45% of the units pre-sold management is confident the project will be sold out by the end of 2003.

Our 100-unit townhouse project located in Calgary also continues as planned with 85% of the units sold. Closings are scheduled starting in our fourth quarter and will continue into the next fiscal year.

Commercial Portfolio

Revenues in the commercial property division increased by approximately 12% over the same quarter last year, however, income before depreciation and amortization dropped, as a result of higher than projected operating expenses - specifically, increased property tax assessments across the board for commercial properties and higher snow removal costs.

Net income was reduced due to a one-time interest adjustment on one of the commercial properties.

Hospitality

Hotels - Owned properties

The company's hotel portfolio continues to produce excellent operating results even though the industry has experienced several unfortunate economic events during the past 18 months. Excluding the results of the Sheraton Suites in Calgary, the company's remaining three hotels have been able to sustain stable operating results when compared to the same period last year.

Overall occupancy for the remaining hotels for the quarter is 65.3% compared to 63.4% for the three months ended March 31, 2002. Revpar for the third quarter has increased from $68.01 in 2002 to $71.65.

Restaurants - Owned properties

Our restaurant division has made great strides during the past three quarters to improve sales volumes and profitability. When comparing to last year, the division's sales have dropped by $1.3m mostly due to the sale of the two food and beverage outlets located in the Sheraton Suites. Net income has increased by $.2m, a direct result of concentrated effort by divisional management to control costs while ensuring service and quality standards remain at superior levels.

Management services

Pacrim Hospitality Services Inc. continues to experience significant growth in its third party management services division. This company currently has 1888 rooms under management with another 160 rooms under development.

PHSI provides development, design, purchasing and pre-opening services to hotel and food and beverage ventures across the country. This fee for service business has proven to be a profitable one and will continue to be a focus for

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this company in the future.

Outlook

As management looks to the balance of the year we remained committed to stabilizing our commercial real estate portfolio, exploring new development opportunities in the multi-unit residential sector and growing our hospitality management services division.

Guy Lam
Chairman

%SEDAR: 00003175E

/For further information: please contact - Tracy Sherren, Suite 11, 117 Kearney Lake Road, Halifax, Nova Scotia, Canada, B3M - 4N9, (902) 457-0144/
(PCN.)

CO: Pacrim International Capital Inc.

CNW 09:34e 29-MAY-03